--------------------------------------------------------------------------------

                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                               ------------------------

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934



                          Clear Channel Communications, Inc.
                          ----------------------------------
                                   (Name of Issuer)

                            COMMON STOCK, Par Value $0.10
                            -----------------------------
                            (Title of Class of Securities)

                                      184502102
                                      ---------
                                     CUSIP Number


                              H & F INVESTORS III, INC.
                            One Maritime Plaza, 12th Floor
                          San Francisco, California   94111
                                    (415) 788-5111

                                   with a copy to:

                                Timothy G. Hoxie, Esq.
                           Heller Ehrman White & McAuliffe
                                   333 Bush Street
                           San Francisco, California  94104
                                    (415) 772-6052
                        -------------------------------------
                         (Name, address and telephone number
                           of person authorized to receive
                             notices and communications)

                                  February 25, 1997
                                  ------------------
                            (Date of Event which requires
                              filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following:

                                                                      / /

Check the following box if a fee is being paid with this statement:

                                                                      / /


                                (Page 1 of ___ pages)

CUSIP NO. 184502102                     13D

         1)   Name of Reporting Persons:

              Hellman & Friedman Capital Partners III, L.P.

--------------------------------------------------------------------------------
         2)   Check the Appropriate Box if a Member of a Group (See
              Instructions)

         (a)  /X/
                     --------------------------------------------

         (b) / /
                     --------------------------------------------

--------------------------------------------------------------------------------
         3)   SEC Use Only
                             ------------------------------------

--------------------------------------------------------------------------------
         4)   Source of Funds (See Instructions):

--------------------------------------------------------------------------------
         5)   / /  Check if Disclosure of Legal proceedings
                    is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
         6)   Citizenship or Place of Organization:  California

--------------------------------------------------------------------------------
   Number              7)  Sole Voting Power:  -0-
     of
   Shares             ----------------------------------------------------------
Beneficially          8)  Shared Voting Power:  5,356,552
   Owned
     by               ----------------------------------------------------------
   Each                9)  Sole Dispositive Power:  -0-
 Reporting
  Person              ----------------------------------------------------------
   With               10)  Shared Dispositive Power:  5,356,552

--------------------------------------------------------------------------------
        11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  5,356,552

--------------------------------------------------------------------------------
        12)  / /  Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
        13)  Percent of Class Represented by amount in Row (11):
              6.51%

--------------------------------------------------------------------------------
        14)  Type of Reporting Person (See Instructions):  PN

--------------------------------------------------------------------------------


                                (Page 2 of ___ pages)

CUSIP NO. 184502102                     13D

         1)   Name of Reporting Persons:

                   H & F Orchard Partners III, L.P.

--------------------------------------------------------------------------------
         2)   Check the Appropriate Box if a Member of a Group (See
              Instructions)

         (a)  /X/
                      -------------------------------------------

         (b)  / /
                      -------------------------------------------

--------------------------------------------------------------------------------
         3)   SEC Use Only
                            -------------------------------------

--------------------------------------------------------------------------------
         4)   Source of Funds (See Instructions):

--------------------------------------------------------------------------------
         5)   / /  Check if Disclosure of Legal proceedings
                    is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
         6)   Citizenship or Place of Organization:  California

--------------------------------------------------------------------------------
   Number              7)  Sole Voting Power:  -0-
     of
   Shares             ----------------------------------------------------------
Beneficially          8)  Shared Voting Power: 394,283
   Owned
     by               ----------------------------------------------------------
   Each                9)  Sole Dispositive Power:  -0-
 Reporting
  Person              ----------------------------------------------------------
   With               10)  Shared Dispositive Power:  394,283

--------------------------------------------------------------------------------
        11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  394,283

--------------------------------------------------------------------------------
        12)  / /  Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
        13)  Percent of Class Represented by amount in Row (11):
              0.51%

--------------------------------------------------------------------------------
        14)  Type of Reporting Person (See Instructions):  PN

--------------------------------------------------------------------------------


                                (Page 3 of ___ pages)

CUSIP NO. 184502102                     13D

         1)   Name of Reporting Persons:

                   H & F International Partners III, L.P.

--------------------------------------------------------------------------------
         2)   Check the Appropriate Box if a Member of a Group (See
              Instructions)

         (a)  /X/
                    ------------------------------------------------------------

         (b)  / /
                    ------------------------------------------------------------

--------------------------------------------------------------------------------
         3)   SEC Use Only
                             ---------------------------------------------------

--------------------------------------------------------------------------------
         4)   Source of Funds (See Instructions):

--------------------------------------------------------------------------------
         5)   / /  Check if Disclosure of Legal proceedings
                    is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
         6)   Citizenship or Place of Organization:  California

--------------------------------------------------------------------------------
   Number              7)  Sole Voting Power:  -0-
     of
   Shares             ----------------------------------------------------------
Beneficially          8)  Shared Voting Power:  118,810
   Owned
     by               ----------------------------------------------------------
   Each                9)  Sole Dispositive Power:  -0-
 Reporting
  Person              ----------------------------------------------------------
   With               10)  Shared Dispositive Power:  118,810

--------------------------------------------------------------------------------
        11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  118,810

--------------------------------------------------------------------------------
        12)  / /  Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
        13)  Percent of Class Represented by amount in Row (11):
              0.15%

--------------------------------------------------------------------------------
        14)  Type of Reporting Person (See Instructions):  PN

--------------------------------------------------------------------------------


                                (Page 4 of ___ pages)

CUSIP NO. 184502102                     13D

         1)   Name of Reporting Persons:

                   H&F Investors III

--------------------------------------------------------------------------------
         2)   Check the Appropriate Box if a Member of a Group (See
              Instructions)

         (a)  /X/
                   -------------------------------------------------------------

         (b)  / /
                   -------------------------------------------------------------

--------------------------------------------------------------------------------
         3)   SEC Use Only
                            ----------------------------------------------------

--------------------------------------------------------------------------------
         4)   Source of Funds (See Instructions):

--------------------------------------------------------------------------------
         5)   / /  Check if Disclosure of Legal proceedings
                    is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
         6)   Citizenship or Place of Organization:  California

--------------------------------------------------------------------------------
   Number              7)  Sole Voting Power:  -0-
     of
   Shares             ----------------------------------------------------------
Beneficially          8)  Shared Voting Power:  5,869,645
   Owned
     by               ----------------------------------------------------------
   Each                9)  Sole Dispositive Power:  -0-
 Reporting
  Person              ----------------------------------------------------------
   With               10)  Shared Dispositive Power:  5,869,645

--------------------------------------------------------------------------------
        11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  5,869,645

--------------------------------------------------------------------------------
        12)  / /  Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
        13)  Percent of Class Represented by amount in Row (11):
              7.1%

--------------------------------------------------------------------------------
        14)  Type of Reporting Person (See Instructions):  PN

--------------------------------------------------------------------------------


                                (Page 5 of ___ pages)

CUSIP NO. 184502102                     13D

         1)   Name of Reporting Persons:

                   Hellman & Friedman Associates III, L.P.

--------------------------------------------------------------------------------
         2)   Check the Appropriate Box if a Member of a Group (See
              Instructions)

         (a)  /X/
                   -------------------------------------------------------------

         (b)  / /

--------------------------------------------------------------------------------
         3)   SEC Use Only
                             ---------------------------------------------------

--------------------------------------------------------------------------------
         4)   Source of Funds (See Instructions):

--------------------------------------------------------------------------------
         5)   / /  Check if Disclosure of Legal proceedings
                    is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
         6)   Citizenship or Place of Organization:  California

--------------------------------------------------------------------------------
   Number              7)  Sole Voting Power:  -0-
     of
   Shares             ----------------------------------------------------------
Beneficially          8)  Shared Voting Power:  5,869,645
   Owned
     by               ----------------------------------------------------------
   Each                9)  Sole Dispositive Power:  -0-
 Reporting
  Person              ----------------------------------------------------------
   With               10)  Shared Dispositive Power:  5,869,645

--------------------------------------------------------------------------------
        11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  5,869,645

--------------------------------------------------------------------------------
        12)  / /  Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
        13)  Percent of Class Represented by amount in Row (11):
                   7.1%

--------------------------------------------------------------------------------
        14)  Type of Reporting Person (See Instructions):  PN

--------------------------------------------------------------------------------


                                (Page 6 of ___ pages)

CUSIP NO. 184502102                     13D

         1)   Name of Reporting Persons:

                H & F Administration III, L.L.C.

--------------------------------------------------------------------------------
         2)   Check the Appropriate Box if a Member of a Group (See
              Instructions)

         (a)  /X/
                   -------------------------------------------------------------

         (b)  / /
                   -------------------------------------------------------------

--------------------------------------------------------------------------------
         3)   SEC Use Only
                            ----------------------------------------------------

--------------------------------------------------------------------------------
         4)   Source of Funds (See Instructions):

--------------------------------------------------------------------------------
         5)   / /  Check if Disclosure of Legal proceedings
                    is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
         6)   Citizenship or Place of Organization:  California

--------------------------------------------------------------------------------
   Number              7)  Sole Voting Power:  -0-
     of
   Shares             ----------------------------------------------------------
Beneficially          8)  Shared Voting Power:  5,869,645
   Owned
     by               ----------------------------------------------------------
   Each                9)  Sole Dispositive Power:  -0-
 Reporting
  Person              ----------------------------------------------------------
   With               10)  Shared Dispositive Power:  5,869,645

--------------------------------------------------------------------------------
        11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  5,869,645

--------------------------------------------------------------------------------
        12)  / /  Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
        13)  Percent of Class Represented by amount in Row (11):
                  7.1%

--------------------------------------------------------------------------------
        14)  Type of Reporting Person (See Instructions):  OO

--------------------------------------------------------------------------------


                                 (Page 7 of ___ page)

CUSIP NO. 184502102                     13D

         1)   Name of Reporting Persons:

                   H & F Investors III, Inc.

--------------------------------------------------------------------------------
         2)   Check the Appropriate Box if a Member of a Group (See
              Instructions)

         (a)  /X/
                   -------------------------------------------------------------

         (b)  / /
                   -------------------------------------------------------------

--------------------------------------------------------------------------------
         3)   SEC Use Only

--------------------------------------------------------------------------------
         4)   Source of Funds (See Instructions):

--------------------------------------------------------------------------------
         5)   / /  Check if Disclosure of Legal proceedings
                    is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
         6)   Citizenship or Place of Organization:  California

--------------------------------------------------------------------------------
   Number              7)  Sole Voting Power:  -0-
     of
   Shares             ----------------------------------------------------------
Beneficially          8)  Shared Voting Power:  5,869,645
   Owned
     by               ----------------------------------------------------------
   Each                9)  Sole Dispositive Power:  -0-
 Reporting
  Person              ----------------------------------------------------------
   With               10)  Shared Dispositive Power:  5,869,645

--------------------------------------------------------------------------------
        11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  5,869,645

--------------------------------------------------------------------------------
        12)  / /  Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
        13)  Percent of Class Represented by amount in Row (11):
              7.1%

--------------------------------------------------------------------------------
        14)  Type of Reporting Person (See Instructions):  CO

--------------------------------------------------------------------------------


                                (Page 8 of ___ pages)

CUSIP NO. 184502102                     13D

         1)   Name of Reporting Persons:

                   H&F Management III, L.L.C.

--------------------------------------------------------------------------------
         2)   Check the Appropriate Box if a Member of a Group (See
              Instructions)

         (a)  /X/
                   -------------------------------------------------------------

         (b)  / /
                   -------------------------------------------------------------

--------------------------------------------------------------------------------
         3)   SEC Use Only
                             ---------------------------------------------------

--------------------------------------------------------------------------------
         4)   Source of Funds (See Instructions):

--------------------------------------------------------------------------------
         5)   / /  Check if Disclosure of Legal proceedings
                    is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
         6)   Citizenship or Place of Organization:  California

--------------------------------------------------------------------------------
   Number              7)  Sole Voting Power:  -0-
     of
   Shares             ----------------------------------------------------------
Beneficially          8)  Shared Voting Power:  5,869,645
   Owned
     by               ----------------------------------------------------------
   Each                9)  Sole Dispositive Power:  -0-
 Reporting
  Person              ----------------------------------------------------------
   With               10)  Shared Dispositive Power:  5,869,645

--------------------------------------------------------------------------------
        11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  5,869,645

--------------------------------------------------------------------------------
        12)  / /  Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
        13)  Percent of Class Represented by amount in Row (11):
              7.1%

--------------------------------------------------------------------------------
        14)  Type of Reporting Person (See Instructions):  00

--------------------------------------------------------------------------------


                                (Page 9 of ___ pages)

CUSIP NO. 184502102                     13D

         1)   Name of Reporting Persons:

                   F. Warren Hellman (individually, and as trustee of the Hellman Family revocable Trust)

--------------------------------------------------------------------------------
         2)   Check the Appropriate Box if a Member of a Group (See
              Instructions)

         (a)  /X/
                   -------------------------------------------------------------

         (b)  / /
                   -------------------------------------------------------------

--------------------------------------------------------------------------------
         3)   SEC Use Only
                             ---------------------------------------------------

--------------------------------------------------------------------------------
         4) Source of Funds (See Instructions): OO (WC of other group member)

--------------------------------------------------------------------------------
         5)   / /  Check if Disclosure of Legal proceedings
                    is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
         6)   Citizenship or Place of Organization:  U.S.

--------------------------------------------------------------------------------
   Number              7)  Sole Voting Power:  -0-
     of
   Shares             ----------------------------------------------------------
Beneficially          8)  Shared Voting Power:  5,869,645
   Owned
     by               ----------------------------------------------------------
   Each                9)  Sole Dispositive Power:  -0-
 Reporting
  Person              ----------------------------------------------------------
   With               10)  Shared Dispositive Power:  5,869,645

--------------------------------------------------------------------------------
        11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  5,869,645

--------------------------------------------------------------------------------
        12)  / /  Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
        13)  Percent of Class Represented by amount in Row (11):
              7.1%

--------------------------------------------------------------------------------
        14)  Type of Reporting Person (See Instructions):  IN

--------------------------------------------------------------------------------


                                (Page 10 of ___ pages)

CUSIP NO. 184502102                     13D

         1)   Name of Reporting Persons:

                   Tully M. Friedman (individually, and as trustee of the Tully
                   M. Friedman Revocable Trust)

--------------------------------------------------------------------------------
         2)   Check the Appropriate Box if a Member of a Group (See
              Instructions)

         (a)  /X/
                   -------------------------------------------------------------

         (b)  / /
                   -------------------------------------------------------------

--------------------------------------------------------------------------------
         3)   SEC Use Only
                             ---------------------------------------------------

--------------------------------------------------------------------------------
         4) Source of Funds (See Instructions): OO (WC of other group member)

--------------------------------------------------------------------------------
         5)   / /  Check if Disclosure of Legal proceedings
                    is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
         6)   Citizenship or Place of Organization:  U.S.

--------------------------------------------------------------------------------
   Number              7)  Sole Voting Power:  -0-
     of
   Shares             ----------------------------------------------------------
Beneficially          8)  Shared Voting Power:  5,869,645
   Owned
     by               ----------------------------------------------------------
   Each                9)  Sole Dispositive Power:  -0-
 Reporting
  Person              ----------------------------------------------------------
   With               10)  Shared Dispositive Power:  5,869,645

--------------------------------------------------------------------------------
        11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  5,869,645

--------------------------------------------------------------------------------
        12)  / /  Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
        13)  Percent of Class Represented by amount in Row (11):
              7.1%

--------------------------------------------------------------------------------
        14)  Type of Reporting Person (See Instructions):  IN

--------------------------------------------------------------------------------

                                (Page 11 of ___ pages)

CUSIP NO. 184502102                     13D

                                     INTRODUCTION

    H&F Investors III, Inc. ("Investors III, Inc.") hereby files this Statement on Schedule 13D (the "Statement") on behalf of the Reporting Persons identified herein pursuant to the Agreement with respect to Schedule 13D attached hereto as
Exhibit 7(1).

Item 1.  SECURITY AND ISSUER.

    The class of equity securities to which this Statement relates is the common stock, $0.10 par value (the "Common Stock"), of Clear Channel Communications, Inc. (the "Issuer"), a corporation incorporated under the laws of Texas whose principal executive offices are located at 200 Concord Plaza, Suite 600, San Antonio, Texas 78216.

Item 2.  IDENTITY AND BACKGROUND.

    This Statement is filed on behalf of Hellman & Friedman Capital Partners III, L.P., a California limited partnership ("HFCP III"), H&F International Partners III, L.P., a California limited partnership ("International Partners III"), H&F Orchard Partners III, L.P., a California limited partnership ("Orchard Partners III"), H&F Investors III, a California general partnership, the general partner of HFCP III, International Partners III and Orchard Partners III ("Investors III"), H&F Administration III, L.L.C., a Delaware limited liability company, the administration general partner of Investors III ("Administration III"), Hellman & Friedman Associates III, L.P.,


                                (Page 15 of ___ pages)

CUSIP NO. 184502102                     13D

a California limited partnership, the managing general partner of Investors III ("Associates III"), H&F Management III, L.L.C., a Delaware limited liability company, a general partner of Associates III ("Management III"), H&F Investors III, Inc., a California corporation, the general partner of Associates III ("Investors III, Inc.") and F. Warren Hellman and Tully M. Friedman (each, trustee of a revocable trust which is a 50% shareholder in Investors III, Inc.). The foregoing partnerships, corporations and individuals (referred to collectively herein as the "Reporting Persons"), because of common ultimate control of their investment decisions by Messrs. Hellman and Friedman, constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934 ("Exchange Act"). Although Messrs. Hellman and Friedman are not obligated to cause all shares owned by the group to be voted similarly, they are likely to do so.


    a.   HFCP III.

         The principal executive offices of HFCP III are located at One
Maritime Plaza, 12th Floor, San Francisco, California 94111. HFCP III was formed for the purpose of making investments in a variety of special situations, including without limitation, financial restructurings, recapitalizations and
financial service start-up companies.   HFCP III is a limited partnership formed
under the laws of the State of California.


                                (Page 16 of ___ pages)

CUSIP NO. 184502102                     13D

    b.   INTERNATIONAL PARTNERS III.

         The principal executive offices of International Partners III are located at One Maritime Plaza, 12th Floor, San Francisco, California 94111. International Partners III was formed for the purpose of making investments in a variety of special situations, including without limitation, financial restructurings, recapitalizations and financial service start-up companies. International Partners III is a limited partnership formed under the laws of the State of California.

    c.   ORCHARD PARTNERS III.

         The principal executive offices of Orchard Partners III are located at One Maritime Plaza, 12th Floor, San Francisco, California 94111. Orchard Partners III was formed for the purpose of making investments in a variety of special situations, including without limitation, financial restructurings, recapitalizations and financial service start-up companies. Orchard Partners III is a limited partnership formed under the laws of the State of California.


                                (Page 17 of ___ pages)

CUSIP NO. 184502102                     13D

    d.   INVESTORS III.

         The principal executive offices of Investors III are located at One Maritime Plaza, 12th Floor, San Francisco, California 94111. Investors III is a general partnership formed under the laws of the State of California for the purpose of serving as the general partner of each of HFCP III, International Partners III and Orchard Partners III.

    e.   ADMINISTRATION III.

         The principal executive offices of Administration III are located at One Maritime Plaza, 12th Floor, San Francisco, California 94111. Administration III is a Delaware limited liability company whose principal business is serving as the administration general partner of Investors III.

    f.   ASSOCIATES III.

         The principal executive offices of Associates III are located at One Maritime Plaza, 12th Floor, San Francisco, California 94111. Associates III is a California limited partnership whose principal business is serving as the managing general partner of Investors III.


                                (Page 18 of ___ pages)

CUSIP NO. 184502102                     13D

    g.   MANAGEMENT III.

         The principal executive offices of Management III are located at One Maritime Plaza, 12th Floor, San Francisco, California 94111. Management III is a Delaware limited liability company whose principal business is serving as the general partner of Associates III.

    h.   INVESTORS III, INC.

         The principal executive offices of Investors III, Inc. are located at One Maritime Plaza, 12th Floor, San Francisco, California 94111. Investors III, Inc. is a California corporation whose principal business is serving as a general partner of Associates III and as the manager of Administration III. The names, business addresses, present principal occupations and citizenships of the executive officers and members of the Board of Directors of Investors III, Inc. are set forth on Schedule 1 hereto.

    i.   F. WARREN HELLMAN.

         Mr. Hellman is a trustee of a revocable trust which owns 50% of the outstanding common stock of Investors III, Inc. Mr. Hellman's business address is One Maritime Plaza, 12th Floor, San Francisco, California 94111. Mr. Hellman is a partner of


                                (Page 19 of ___ pages)

CUSIP NO. 184502102                     13D

Hellman & Friedman, a general partnership formed under the laws of the State of California, and as such is primarily engaged in investment activities.

    j.   TULLY M. FRIEDMAN.

         Mr. Friedman is trustee of a revocable trust which owns 50% of the outstanding common stock of Investors III, Inc. Mr. Friedman's business address is One Maritime Plaza, 12th Floor, San Francisco, California 94111. Mr. Friedman is a partner of Hellman & Friedman, a general partnership formed under the laws of the State of California, and as such is primarily engaged in investment activities.

         During the last five years none of the Reporting Persons, nor any of the directors or executive officers of Investors III, Inc., has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


                                (Page 20 of ___ pages)

CUSIP NO. 184502102                     13D

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On February 25, 1997 HFCP III, Orchard Partners III and International Partners III (collectively, the "Partnerships"), the other stockholders of Eller Media Corporation ("Eller Media") and the Issuer entered into a Stock Purchase Agreement (the "Purchase Agreement") pursuant to which the Issuer agreed to acquire from the Partnerships and the other stockholders of Eller Media (collectively the "Stockholders") all of the outstanding shares of Eller Media. The Purchase Agreement, a copy of which is attached as Exhibit 7(2), provides that the purchase price to be paid by the Issuer to the Stockholders for such shares shall consist of $325,329,131 in cash and between 8,707,009 and 9,624,639 shares of Common Stock (of which the Partnerships would receive between 5,869,395 and 6,487,969 shares, in the aggregate). The exact number of Clear Channel shares to be issued to the Stockholders depends on the price of the Common Stock; at the closing price of the Common Stock on March 4, 1997 of $47 per share, 8,707,009 shares of Common Stock (i.e., the minimum number of shares issuable to the Stockholders pursuant to the Purchase Agreement) would be issued to the Stockholders. Of such shares, the Partnerships would receive an aggregate of 5,869,645 shares of Common Stock. The closing of the transactions contemplated by the Purchase Agreement is expected to occur on or about April 10, 1997 and is subject to the satisfaction of various conditions set forth in the Purchase Agreement.


                                (Page 21 of ___ pages)

CUSIP NO. 184502102                     13D

Item 4.  PURPOSE OF TRANSACTION.

         The Partnerships will acquire the shares of Common Stock as described in Item 3 solely for purposes of investment. At the closing of the transactions contemplated by the Purchase Agreement, the Stockholders (including the partnerships) will enter into, among other things, a Registration Rights Agreement pursuant to which the Stockholders will have the right to require the Issuer to register, on the terms and subject to the conditions set forth in such agreement, the shares of Common Stock to be acquired by the Stockholders pursuant to the Purchase Agreement. The form of Registration Rights Agreement contemplates that the Stockholders will exercise their first "demand" registration right under that agreement at the closing of the transactions contemplated by the Purchase Agreement; the Partnerships presently intend to sell a portion of their Common Stock in any such registered offering. The form of Registration Rights Agreement is attached hereto as Exhibit 7(3).

         The Purchase Agreement gives HFCP III the right, if (and only if) the Partnerships continue to hold 5,250,000 shares of Common Stock six months after the closing of the transactions contemplated by the Purchase Agreement, to nominate one person to serve as a director of the Issuer. The Partnerships do not presently intend to hold sufficient shares of Common Stock to make possible the exercise of that right.


                                (Page 22 of ___ pages)

CUSIP NO. 184502102                     13D

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b). The aggregate number of shares and percentage of Common Stock of the Issuer (based upon the representation of the Issuer in the Purchase Agreement that it had 76,965,200 shares of Common Stock outstanding at December 31, 1996) beneficially owned by each person named in Item 2, as well as the number of shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, in each case after giving effect to the transactions contemplated by the Purchase Agreement, is set forth in the following table. (This table assumes that the minimum number of shares issuable under the Purchase Agreement are in fact issued, as would be the case based on the closing price of the Issuer Common Stock as of March 4, 1997. A higher number of shares of Common Stock may be acquired by the Reporting Persons at the closing of the transactions under the Purchase Agreement, up to a maximum of 6,487,969 shares in the aggregate, pursuant to the provisions of the Purchase Agreement described in Item 3.)


                                (Page 23 of ___ pages)

CUSIP NO. 184502102                     13D

-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------
                           No. of Shares

                           Beneficially  Percentage   Power to Vote     Power to Dispose

Person                        Owned       of Class   Sole     Shared     Sole    Shared
-------------------------------------------------------------------------------------------
HFCP III                     5,356,552     6.51%     0     5,356,552     0      5,356,552
-------------------------------------------------------------------------------------------
Orchard Partners III         394,283       0.51%     0     394,283       0      394,283
-------------------------------------------------------------------------------------------
International Partners III   118,810       0.15%     0     118,810       0      118,810
-------------------------------------------------------------------------------------------
Investors III                5,869,645     7.1%      0     5,869,645     0      5,869,645
-------------------------------------------------------------------------------------------
Administration III           5,869,645     7.1%      0     5,869,645     0      5,869,645
-------------------------------------------------------------------------------------------
Associates III               5,869,645     7.1%      0     5,869,645     0      5,869,645
-------------------------------------------------------------------------------------------
Management III               5,869,645     7.1%      0     5,869,645     0      5,869,645
-------------------------------------------------------------------------------------------
Investors III, Inc.          5,869,645     7.1%      0     5,869,645     0      5,869,645
-------------------------------------------------------------------------------------------
F. Warren Hellman            5,869,645     7.1%      0     5,869,645     0      5,869,645
-------------------------------------------------------------------------------------------
Tully M. Friedman            5,869,645     7.1%      0     5,869,645     0      5,869,645
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------



    The information required by Item 2 with respect to persons with whom voting or dispositive power is shared is set forth in Item 2.

    (c) To the best knowledge of the Reporting Persons, no person described in paragraph (a) of this Item 5 has effected any transaction in the Common Stock of the Issuer during the past 60 days other than as provided for in the Purchase Agreement


                                (Page 24 of ___ pages)

CUSIP NO. 184502102                     13D

described in Items 3 and 4 above and attached hereto as Exhibit 7(2).

    (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock of the Issuer.

    (e)  Not applicable.

    Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    In addition to the Purchase Agreement and Registration Rights Agreement referred to in Items 3 and 4 above, the Partnerships, the other Stockholders and the Issuer will enter into an Escrow Agreement at the closing of the transactions contemplated by the Purchase Agreement pursuant to which a portion of the shares of the Common Stock to be held by the Partnerships and the other Stockholders will be held by an escrow agent as security for representations and warranties made by the Stockholders to the Issuer in the Purchase Agreement.
The form of Escrow Agreement is attached hereto as Exhibit 7(4).

    The description of the Purchase Agreement, Registration Rights Agreement and Escrow Agreement contained in Items 3, 4 and


                                (Page 25 of ___ pages)

CUSIP NO. 184502102                     13D

6 is qualified in its entirety by the complete text of such documents, copies of which are attached hereto as Exhibit 7(2), Exhibit 7(3), and Exhibit 7(4) respectively.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7 (1).  Agreement with respect to Schedule 13D.

Exhibit 7 (2).  Stock Purchase Agreement

Exhibit 7 (3).  Form of Registration Rights Agreement

Exhibit 7 (4).  Form of Escrow Agreement


                                (Page 26 of ___ pages)

                                      SIGNATURE

    After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                       H&F INVESTORS III, INC.

Dated: March 6, 1997                   By:  Joseph Niehaus
                                           -------------------------------
                                       Title: Vice President
                                              ----------------------------

CUSIP NO. 184502102                     13D

                                   LIST OF EXHIBITS


Exhibit No              Description                           Page
                        -----------                           ----

7(1)               Agreement with respect to Schedule 13D.

7(2)               Stock Purchase Agreement

7(3)               Form of Registration Rights Agreement

7(4)               Form of Escrow Agreement

CUSIP NO. 184502102                     13D

                                      SCHEDULE 1


H&F Investors III, Inc. ("Investors III, Inc.")
-----------------------------------------------

Directors and Executive Officers
--------------------------------

                                                            Present                  Principal
Name and Address(1)           Title                   Principal Occupation      Business and Address
-------------------           -----                   --------------------      --------------------

F. Warren Hellman            Director and             Partner,                 Investments
One Maritime Plaza           President                Hellman & Friedman       One Maritime Plaza
12th Floor                   H&F Investors III,                                12th Floor
San Francisco, CA            Inc.                                              San Francisco, CA 94111
94111

Tully M. Friedman            Director,                Partner,                 Investments
One Maritime Plaza           Vice President and       Hellman & Friedman       One Maritime Plaza
12th Floor                   Treasurer                                         12th Floor
San Francisco, CA            H&F Investors III,                                San Francisco, CA 94111
94111                        Inc.

Matthew R. Barger            Director,                Partner,                 Investments
One Maritime Plaza           Vice President           Hellman & Friedman       One Maritime Plaza
12th Floor                   H&F Investors III,                                12th Floor
San Francisco, CA            Inc.                                              San Francisco, CA 94111
94111

John M. Pasquesi             Vice President and       Partner,                 Investments
One Maritime Plaza           H&F Investors III,       Hellman & Friedman       One Maritime Plaza
12th Floor                   Inc.                                              12th Floor
San Francisco, CA                                                              San Francisco, CA 94111
94111

John L. Bunce, Jr.           Vice President,          Partner,                 Investments
One Maritime Plaza           Secretary                Hellman & Friedman       One Maritime Plaza
12th Floor                   H&F Investors III,                                12th Floor
San Francisco, CA            Inc.                                              San Francisco, CA 94111
94111

Marco W. Hellman             Vice President           Partner,                 Investments
One Maritime Plaza           H&F Investors III,       Hellman & Friedman       One Maritime Plaza
12th Floor                   Inc.                                              12th Floor
San Francisco, CA                                                              San Francisco, CA 94111
94111

-----------------------
(1) Each of Messrs. F. Warren Hellman, Friedman, Barger, Pasquesi, Bunce and Marco W. Hellman, Cohen, Niehaus, Hammarskjold and Ms. Lee are United States Citizens.

CUSIP NO. 184502102                     13D

                                                            Present                  Principal
Name and Address(1)           Title                   Principal Occupation      Business and Address
-------------------           -----                   --------------------      --------------------

Mitchell R. Cohen            Vice President           Partner,                 Investments
One Maritime Plaza           H&F Investors III,       Hellman & Friedman       One Maritime Plaza
12th Floor                   Inc.                                              12th Floor
San Francisco, CA                                                              San Francisco, CA 94111
94111

Georgia Lee                  Vice President           Partner,                 Investments
One Maritime Plaza           H&F Investors III,       Hellman & Friedman       One Maritime Plaza
12th Floor                   Inc.                                              12th Floor
San Francisco, CA                                                              San Francisco, CA 94111
94111

Joseph M. Niehaus            Vice President           Partner,                 Investments
One Maritime Plaza           H&F Investors III,       Hellman & Friedman       One Maritime Plaza
12th Floor                   Inc.                                              12th Floor
San Francisco, CA                                                              San Francisco, CA 94111
94111

Philip U. Hammarskjold       Vice President           Partner,                 Investments
One Maritime Plaza           H&F Investors III,       Hellman & Friedman       One Maritime Plaza
12th Floor                   Inc.                                              12th Floor
San Francisco, CA                                                              San Francisco, CA 94111
94111

-----------------------
(1) Each of Messrs. F. Warren Hellman, Friedman, Barger, Pasquesi, Bunce and Marco W. Hellman, Cohen, Niehaus, Hammarskjold and Ms. Lee are United States Citizens.